

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 4, 2019

Anna T. Chew
Vice President and Chief Financial Officer
UMH PROPERTIES, INC.
Juniper Business Plaza
3499 Route 9 North, Suite 3-C
Freehold, NJ, 07728

> **Re: UMH PROPERTIES, INC.**
> **Form 10-K for the year ended December 31, 2017**
> **Filed March 8, 2018**
> **File No. 001-12690**

Dear Ms. Chew:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Real Estate and
Commodities